EXHIBIT 99.1

GENTERRA CAPITAL INC.

PRESS RELEASE

GENTERRA CAPITAL INC. (PREVIOUSLY CONSOLIDATED MERCANTILE INCORPORATED) REPORTS SECOND QUARTER FINANCIAL RESULTS

Toronto, August 17, 2010 – Genterra Capital Inc. (TSXV: “GIC”)

As previously announced, effective May 10, 2010 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) amalgamated to form Genterra Capital Inc.  The Results of Operations for the period under review include the operations of Genterra from May 10, 2010.  The Comparative Results are for CMI and accordingly do not include Genterra.

Net loss for the six months ended June 30, 2010 was $269,189 compared to $236,418 in the comparable 2009 period.  Loss per share for the period was $0.042 compared to $0.047 in the comparable 2009 period.

Genterra Capital Inc. is a management holding company whose assets include rental real estate properties and investments.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.